Exhibit 23.2

Consent of Independent Auditors

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated May 28, 2024, with respect to the consolidated financial statements of Adevinta ASA as of and for the years ended December 31, 2023 and 2021 appearing in the Annual Report (Form 10-K) of eBay Inc. for the year ended December 31, 2025 and incorporated by reference in the Registration Statement (Form S-3) and related Prospectus of eBay Inc. for the registration of debt securities, common stock, preferred stock, warrants, depositary shares, purchase contracts, and units.

/s/ Ernst & Young AS
Oslo, Norway
February 19, 2026